[redacted]

SECURI 04016428 MISSION
Washington, D.C. 20549

So 3/22/04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41511

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANK FUND EQUITIES INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 So Hwy 169 STE 1800
(No. and Street)

ST LOUIS PARK (City) MN (State) 55436 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gregory W Heck (651) 481-1128
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert F. Sausen
(Name – *if individual, state last, first, middle name*)

1846 Beechwood Ave (Address) St. Paul (City) MN (State) 55116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 01 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Gregory W Heck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bank Fund Equities, as of 12/31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JEFFREY LYNN PLETCHER
Notary Public Minnesota
My Commission Expires 1/31/2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANK FUND EQUITIES, INC.
FINANCIAL STATEMENTS
For the Years Ended December 31, 2003 and 2002

BANK FUND EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2003 and 2002

Table of Contents

Robert F. Sausen
CERTIFIED PUBLIC ACCOUNTANT
1846 BEECHWOOD AVE.
ST. PAUL, MINNESOTA 55116
(651) 699-4707

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Bank Fund Equities, Inc.
Minneapolis, Minnesota

I have audited the accompanying balance sheets of Bank Fund Equities, Inc. (an S corporation) as of December 31, 2003 and 2002, and the related statements of operations, changes in member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bank Fund Equities, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

My audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert F. Sausen CPA

February 14, 2004

BANK FUND EQUITIES, INC.
BALANCE SHEETS
December 31, 2003 and 2002

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash	$ 36,263	$ 52,127
TOTAL CURRENT ASSETS	36,263	52,127
OTHER ASSETS		
Investments	12,400	12,400
TOTAL OTHER ASSETS	12,400	12,400
TOTAL ASSETS	48,663	64,527
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
	-	-
STOCKHOLDERS' EQUITY		
Common stock, $0.01 par value, 25,000 shares authorized, 500 shares issued and outstanding	5	5
Additional paid-in capital	48,495	48,495
Retained earnings	163	16,027
TOTAL STOCKHOLDERS' EQUITY	48,663	64,527
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 48,663	$ 64,527

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF INCOME
For the Years Ended December 31, 2003 and 2002

	2003	2002
REVENUES		
Commissions	$ 27,058	$ 38,184
Interest	1,002	1,649
TOTAL REVENUES	28,060	39,833
GENERAL AND ADMINISTRATIVE EXPENSES		
Professional fees	5,190	3,980
Miscellaneous	298	-
TOTAL GENERAL AND ADMINISTRATIVE EXPENSES	5,488	3,980
NET INCOME	$ 22,572	$ 35,853

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2003 and 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2001	5	48,495	23,974	72,474
Distributions paid to shareholders	-	-	(43,800)	(43,800)
Net income	-	-	35,853	35,853
Balance, December 31, 2002	$ 5	$ 48,495	$ 16,027	$ 64,527
Distributions paid to shareholders	-	-	(38,436)	(38,436)
Net income	-	-	22,572	22,572
Balance, December 31, 2003	$ 5	$ 48,495	$ 163	$ 48,663

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2003 and 2002

		2003		2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	22,572	$	35,853
Adjustments to reconcile net income to net cash provided by operations:				
Change in:				
Accounts receivable				
Accounts payable		-		-
NET CASH PROVIDED BY OPERATING ACTIVITIES		22,572		35,853
CASH FLOWS FROM INVESTING ACTIVITIES				
Purchase of stock				
CASH FLOWS FROM FINANCING ACTIVITIES				
Distributions paid to shareholders		(38,436)		(43,800)
NET INCREASE (DECREASE) IN CASH		(15,864)		(7,947)
CASH, BEGINNING OF YEAR		52,127		60,074
CASH, END OF YEAR	$	36,263	$	52,127
SUPPLEMENTAL CASH FLOWS DISCLOSURES				
Income taxes paid	$	-	$	-
Interest paid	$	-	$	-

See Notes to Financial Statements.

BANK FUND EQUITIES, INC.
NOTES TO FINANCIAL STATEMENTS
For the Years Ended December 31, 2003 and 2003

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Nature of Business: Bank Fund Equities, Inc. (the Company) is registered as a Minneapolis broker dealer under the Securities Exchange Act of 1934. The Company markets and sells variable annuities to financial institutions throughout the Minnesota via independent brokers.

Commission recognition: The Company recognizes commission income on transactions generated by their independent brokers as of the trade date. Commissions earned and not yet collected are recorded on an accrual basis. The independent brokers' share of commissions is paid directly by the Company's contracted clearinghouse. Accordingly, no commission expense is reflected in the accompanying financial statements.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents: The Company includes demand deposits in the category of cash and cash equivalents as presented in the cash flow statement.

Revenue Recognition: Commission revenue and related expenses for mutual fund and securities transactions and variable annuity contract purchases are recorded on a trade-date basis.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures in these financial statements. Actual results could differ from those estimates.

Income taxes: The Company has elected, under Section 1372 of the Internal Revenue Code and similar provisions of the State of Minnesota tax laws, to be taxed as a small business corporation (i.e., an "S-corp"). Income and losses of the Company are passed directly to the shareholders. Therefore, no provision for income taxes has been reflected in the accompanying financial statements.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company, as a registered broker and dealer insecurities, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by the Uniform Net Capital Rule, the Company is required to maintain net capital equial to the greater of $5,000 or 6 2/3 of aggregate indebtedness. At December 31, 2003, the Company had net capital, as computed under the rule, of $ 47,127 and its ratio of aggregate indebtedness to net capital was 0 to 1.

NOTE 4. RELATED PARTY TRANSACTIONS

The Company conducts its operations through office facilities provided by a related party. This affiliate provides financial accounting and occupancy to Bank Fund Equities, Inc. at no charge.

BANK FUND EQUITIES, INC.
COMPUTATION OF NET CAPTIAL
PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003 and 2002

	2003	2002
Member's Equity	$ 48,663	$ 64,527
Deductions:	-	-
Net Capital	$ 48,663	$ 64,527
Minimum Net Capital Requirement Per Rule 15C3-1 (a)(2)(vi) (the greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000	$ 5,000
Aggregate indebtedness	$ -	$ -
Ratio of Aggregate Indebtedness to Net Captial	0 to 1	0 to 1
Reconciliation with Company's Computation (Included in Part IIA of Form X-17A-5 as of December 31, 2003)		
Net capital, as reported in company's Part IIA (unaudited) FOCUS report	48,663	64,527
Net audit adjustments to financial statements	-	-
Net capital per above	$ 48,663	$ 64,527

BANK FUND EQUITIES, INC.
RECONCILIATION OF THE COMPUTATION OF NET CAPTIAL AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF THE SECURITIES AND EXCHANGE
December 31, 2003 and 2002

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

BANK FUND EQUITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2003 and 2002

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.

Robert F. Sausen
CERTIFIED PUBLIC ACCOUNTANT
1846 BEECHWOOD AVE.
ST. PAUL, MINNESOTA 55116
(651) 699-4707

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Bank Fund Equities, Inc.
Minneapolis, Minnesota

In planning and performing my audit of the financial statements and supplemental schedules of Bank Fund Equities, Inc., for the years ended December 31, 2003 and 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions or rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded property to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, which I considered to be a material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures Ire adequate at December 31, 2003 and 2002, to meet the SEC's objectives, except as described below.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities exchange Act of 1934 in their regulation or registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Richard F. Sarner CPA

February 14, 2004